The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated August 18, 2026

Rule 424 (b) (3)

Registration No. 333-275151
CUSIP #: 63743H GH9

TRADE DATE: August    , 2026
SETTLEMENT DATE : August     , 2026

PRELIMINARY PRICING SUPPLEMENT NO. D1036 DATED August     , 2026

TO PROSPECTUS SUPPLEMENT DATED October 27, 2023
AS SUPPLEMENTED BY THE SUPPLEMENT TO PROSPECTUS SUPPLEMENT DATED January 28, 2026
AND BASE PROSPECTUS DATED October 24, 2023

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Medium-Term Notes, Series D

With Maturities of Nine Months or More from Date of Issue

Fixed Rate Notes

Principal Amount:	$ (the notes issued hereby will be part of the same series of notes as the issuer’s 5.00% Medium-Term Notes, Series D due August 15, 2031 issued in the principal amount of $400,000,000 on August 17, 2026)

Issue Price:	% of Principal Amount (plus accrued interest from and including August 17, 2026 to, but excluding the Issue Date)

Issue Date:	August , 2026

Maturity Date:	August 15, 2031

Interest Rate:	5.00% per annum

Interest Payment Dates:	Each February 15 and August 15, commencing February 15, 2027

Optional Redemption:	The Company may redeem the notes at any time prior to June 15, 2031 (the “Par Call Date”), at its option, in whole or in part, at a “make-whole” redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

At any time on or after the Par Call Date, the Company may redeem the notes, at its option, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes then outstanding to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Notice of any redemption will be sent at least 10 days but not more than 60 days before the date of redemption to each holder of the notes to be redeemed.

“Treasury Rate” means, with respect to any redemption date, the yield determined by the Company in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Company shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, the Company shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Payment at Maturity:	The payment at maturity will be 100% of the Principal Amount plus accrued and unpaid interest, if any

Agent’s Discount or Commission:	%

Agent:	RBC Capital Markets, LLC

Capacity:	Principal

Form of Note	Book-Entry
(Book-Entry or Certificated)

Other Terms:

Supplemental Discussion of Material U.S. Federal Income Tax Considerations

This section supplements the discussion under “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement dated October 27, 2023, and should be read together with such discussion. This discussion only applies to holders that buy notes in this offering at the price set forth in this pricing supplement and who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus supplement.

Qualified Reopening of the Notes. Debt instruments issued within 13 days of a previous issue of debt instruments having the same credit and payment terms, and issued either pursuant to a common plan or as related transactions, are treated as part of the same issue as the original debt instruments for U.S. federal income tax purposes and, consequently, are deemed to have the same issue date and the same issue price as the original debt instruments. For U.S. federal income tax purposes, we intend to treat the issuance of the notes as part of the same issue as the 5.00% Medium-Term Notes, Series D due August 15, 2031 issued in the principal amount of $400,000,000 on August 17, 2026 (the “previously issued notes”). Therefore, the notes are intended to be treated as being fungible with the previously issued notes for U.S. federal income tax purposes and will be treated as part of the same issue as the previously issued notes and will have the same “issue date” and “issue price” as the previously issued notes. The previously issued notes were issued at no more than a de minimis discount from their stated principal amount. As a result, the previously issued notes were issued without original issue discount (“OID”), and we intend that the additional notes offered hereby also will be issued without OID.

Taxation of Interest. A portion of the purchase price paid for the notes offered hereby will be attributable to the amount of stated interest accrued prior to the date the note is purchased (“pre-issuance accrued interest”). We intend to take the position that, to the extent a portion of a U.S. holder’s purchase price is attributable to pre-issuance accrued interest, a portion of the first stated interest payment equal to the amount of such pre-issuance accrued interest will be treated as a nontaxable return of such pre-issuance accrued interest to the U.S. holder. Amounts treated as a nontaxable return of pre-issuance accrued interest should reduce a U.S. holder’s adjusted tax basis in the notes offered hereby by a corresponding amount. Prospective purchasers of the notes offered hereby should consult their tax advisors with respect to the tax treatment of pre-issuance accrued interest.

The following replaces and supersedes the text under the heading “Plan of Distribution (Conflicts of Interest) – Selling Restrictions – United Kingdom” contained in the Company's Prospectus Supplement dated October 27, 2023.

United Kingdom

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is neither: (i) a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); nor (ii) a qualified investor as defined in (a) Article 2 of Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the EUWA and as amended or (b) paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Medium-Term Notes, Series D may be issued by the Company in an unlimited aggregate principal amount.

It is expected that delivery of the notes will be made against payment therefor on or about August , 2026 which is the                   trading day following the date hereof (such settlement cycle being referred to as T+           ). Purchasers of notes should note that the ability to settle secondary market trades of the notes effected prior to the first business day before the settlement date may be affected by the T+                   settlement. Accordingly, purchasers who wish to trade the notes prior to the first business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own legal advisors.

Validity of the Medium-Term Note

In the opinion of Hogan Lovells Cadwalader US LLP, as counsel to the Company, following (i) receipt by the Company of the consideration for the notes specified in applicable resolutions of the board of directors of the Company and (ii) the due execution, authentication, issuance and delivery of the notes pursuant to the terms of the indenture and the applicable underwriting, agency or distribution agreement against payment therefor, the notes offered by this pricing supplement will constitute valid and binding obligations of the Company, subject to the effect of (a) bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting creditors’ rights and remedies (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances and fraudulent, preferential or voidable transfers), and (b) the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the applicable agreements are considered in a proceeding in equity or at law), including, without limitation, principles limiting the availability of specific performance and injunctive relief.

This opinion is based as to matters of law solely on applicable provisions of the following, as currently in effect: (i) the District of Columbia General Cooperative Association Act of 2010 and (ii) the laws of the State of New York (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated October 27, 2023, which has been filed as an exhibit to a Current Report on Form 8-K by the Company on October 27, 2023.

4